SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                   International Microcomputer Software, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    459862306
                                    ---------
                                 (CUSIP Number)

                            Steven W. Schuster, Esq.
                             McLaughlin & Stern, LLP
                               260 Madison Avenue
                            New York, New York 10016
                                 (212) 448-1100
                                 --------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2005
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|.

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Digital Creative Development Corporation ("Digital")
                                   34-1413104
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) |_|
                                                                        (b) |_|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS                                         WC

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS                               |_|
   REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6  CITIZENSHIP OR PLACE OF ORGANIZATION                  Utah

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   NUMBER      7  SOLE VOTING POWER                 7,235,758
     OF
               ---------------------------------------------------------------
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER                      -0-
   OWNED
               ---------------------------------------------------------------
     BY
    EACH       9  SOLE DISPOSITIVE POWER            7,235,758
 REPORTING
               ---------------------------------------------------------------
  PERSON
   WITH       10 SHARED DISPOSITIVE POWER                  -0-

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON                                     7,235,758 shares

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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                       |_|
   CERTAIN SHARES

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   25.47%

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14 TYPE OF REPORTING PERSON                                 CO

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


Item 1.  Security and Issuer.

         This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, no par value per share (the "Common Stock"), of International Microcomputer Software, Inc., a California corporation (the "Issuer"), which has its principal executive offices located at 100 Rowland Way, Novato, CA 94945. The reporting date (the "Reporting Date") with respect to the transactions covered hereby is May 26, 2005.

Item 2.  Identity and Background.

      (a)   Name: Digital Creative Development Corporation
      (b)   Address: 200 East 82nd Street, New York, NY 10028
      (c) Principal Business: The company is involved in the acquisition of interests, preferably controlling interest, in technology companies, particularly companies that focus on software and media.
      (d) Involvement in certain legal proceedings: N/A (e) Party to a civil proceeding: Not Applicable.
      (f)   Place of Organization: Utah

Item 3.  Source of Funds.

         Not Applicable.

Item 4. Purpose of Transaction.

            On May 26, 2005 Digital sold an aggregate of 250,000 shares of the Issuer, the proceeds of which were used for general working capital purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated by reference.

      (c) Digital sold (i) 150,000 shares of Common Stock of the Issuer on May 26, 2005 at a price of $1.12 per share and (ii) 100,000 shares of Common Stock of the Issuer on May 26, 2005 at a price of $1.10 per share.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

      (e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be filed as Exhibits.

         Not Applicable.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 6, 2005

                                    DIGITAL CREATIVE DEVELOPMENT CORPORATION

                                    /s/ Gary Herman
                                    --------------------------------------------
                                    BY: Gary Herman
                                    TITLE: Secretary